UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BLUE CALYPSO, INC.
_______________________________________________________
(Name of Issuer)

Common Stock
______________________________________________________
(Title of Class of Securities)

09531B 112
_____________________________________________________
(CUSIP Number)

Harold M. Brierley
c/o The Brierley Group, LLC
3889 Maple Avenue, Suite 510
Dallas, TX 75219
214-387-8920
____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2016
_____________________________________________________
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09531B 112

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harold M. Brierley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
802,210

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
802,210

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
802,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

CUSIP NO. 09531B 112

Item 1.  Security and Issuer.

This statement relates to shares of common stock, $.0001 par value of Blue Calypso, Inc., a Delaware corporation (the “Issuer”) by Harold M. Brierley (the “Reporting Person”).  The principal executive offices of the Issuer are located at 101 W. Renner Rd., Suite 200, Richardson, Texas 75082.

Item 2.  Identity and Background.

(a)	Name:	Harold M. Brierley
(b)	Business Address	c/o The Brierley Group, LLC, 3889 Maple Avenue, Suite 510, Dallas, Texas 75219
(c)	Present Principal Occupation:	Executive
(d)	Disclosure of Criminal Proceedings:	The Reporting Person has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
The Reporting Person has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship	The Reporting Person is a citizen of the U.S.

Item 3.  Source and Amount of Funds or Other Considerations.

The Reporting Person used internal funds in the amount of $1,505,000 to purchase an aggregate of 802,210 shares of the Issuer’s common stock over a period of approximately five years.  No borrowed funds were used to purchase the shares of common stock.

Item 4.  Purpose of Transaction.

On April 22, 2016, the Reporting Person entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer pursuant to which the Reporting Person acquired 609,756 shares of common stock and warrants to purchase 609,756 shares of common stock (the “Warrants”) in consideration of $1,000,000.  The Warrants are exercisable at an exercise price of $2.13 per share for a term of five years. Pursuant to the Purchase Agreement, the Reporting Person was granted the right to submit the name of one individual for nomination to the Issuer’s Board of Directors in accordance with the Issuer’s Bylaws and applicable laws.

In connection with this private placement, the Reporting person also entered into certain agreements with the Issuer pursuant to which the Reporting Person agreed to act as a senior advisor to the Issuer. As consideration for his services as a senior advisor to the Issuer, the Reporting Person was granted options to purchase 50,000 shares of the Issuer’s common stock (the “Options”).  The Options are exercisable at an exercise price of $2.08 per share and vest pro rata quarterly over a term of two years.

The Reporting Person intends to submit the name of an individual for nomination to the Issuer’s Board of Directors at a future date. In addition, the Reporting Person intends to evaluate his investment in the Issuer on a continuing basis. Based upon such review, the Reporting Person may maintain his current position in the Common Stock, acquire additional shares of common stock, including but not limited to shares issuable upon exercise of the Options, or dispose of his shares of common stock.

In addition, the Reporting Person may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person has been and may continue to be in contact with members of the Issuer's management and the Issuer's Board of Directors and others regarding alternatives that the Issuer could employ to maximize shareholder value.

CUSIP NO. 09531B 112

Item 5.  Interest in Securities of the Issuer.

On March 4, 2016, the Reporting Person entered into a securities purchase agreement with the Issuer pursuant to which the Reporting Person acquired 58,824 shares of common stock and warrants to purchase 14,706 shares of common stock in consideration of $50,000.

On April 22, 2016, the Reporting Person entered into a securities purchase agreement with the Issuer pursuant to which the Reporting Person acquired 609,756 shares of common stock and warrants to purchase 609,756 shares of common stock in consideration of $1,000,000.

The Reporting Person beneficially owns 802,210 shares of the Issuer’s common stock, which represents 12.1% of the outstanding shares of common stock.  The percentages reported pursuant to this Item 5 are calculated based upon the 6,007,443 shares of issued and outstanding common stock as reported as of March 17, 2016 in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015.

Item 6.  Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be filed as Exhibits

None.

CUSIP NO. 09531B 112

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2016	By:	/s/ Harold M. Brierley
Harold M. Brierley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omission of fact
Constitute Federal criminal violations (See 18 U.S.C 1001)

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